Exhibit 99.1

TD Bank Group to acquire Target’s U.S. credit card portfolio and enter into a seven-year program agreement

•	Asset purchase expands TD’s existing presence in North American cards
•	Transaction is financially attractive and consistent with TD’s risk appetite
•	Opportunity to work with a top U.S. retailer

TORONTO, Oct. 23, 2012 /CNW/ - TD Bank Group (TD) (TSX and NYSE: TD) today announced an agreement with Target Corporation (Target) (NYSE: TGT) under which TD will acquire Target’s existing U.S. Visa and private label card portfolio, with a current gross outstanding balance of US$5.9 billion. In addition, the two companies have entered into a seven-year program agreement under which TD will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target’s U.S. customers.

"Our agreement with Target will significantly expand our presence in the North American credit card business," said Ed Clark, Group President and CEO, TD Bank Group. "We're excited to be working with Target’s strong team and leading retail brand. This asset purchase aligns perfectly with our risk profile and strategy, and will contribute to achieving our stated adjusted earnings target of US$1.6 billion from our U.S. P&C segment in 2013."

This transaction provides TD with the opportunity to work with a top retailing franchise with an established card program that includes an industry leading rewards offering.  Target’s REDcard Rewards program, which has been experiencing strong growth in usage, offers U.S. customers a 5% discount on Target purchases.  TD will acquire over 5 million active Visa and private label accounts and will fund the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S.

"Target is very pleased to have reached this agreement with TD which is the result of extensive efforts by teams at both companies," said Gregg Steinhafel, Chairman, President and Chief Executive Officer of Target Corporation. "This transaction achieves all of Target’s strategic and financial goals for a portfolio sale. We look forward to working with this premier global financial institution to continue Target’s long history of innovation in our guest-focused financial services strategy."

Under the terms of the program agreement, TD and Target will share in the profits generated by the portfolios, with Target having the more substantial interest. Target will be responsible for all elements of operations and customer service and will bear most operating costs to service the assets.  TD will control risk management policies and regulatory compliance and will bear all costs related to funding the portfolio. In addition, TD will have a team on-site in Minneapolis to work with existing Target staff in overseeing the program.

Additional details of the transaction

The acquired portfolio’s credit quality is comparable to industry benchmarks.  The REDcard value proposition is compelling and attracts customers with above average credit characteristics.  TD expects to originate new private label accounts at a rate consistent with Target’s recent experience. The new private label portfolio will have lower average balances per account than the legacy Visa portfolio.

Subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions, this transaction is expected to close in the first half of calendar 2013. TD expects its Tier 1 capital ratio to decrease by approximately 20 bps on closing, on a pro forma basis as at TD’s last quarter ending July 31, 2012, and its common equity tier 1 ratio to decrease by approximately 14 bps under Basel III on a fully phased in basis.  In addition, TD expects the portfolio to produce a return on assets of approximately 100 bps in the first year.  The transaction will be funded with available resources.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8.5 million online customers. TD had CDN$806 billion in assets on July 31, 2012. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Caution Regarding Forward Looking Information, and Other Matters

From time to time, TD makes written and/or oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding TD’s objectives and priorities for 2012 and beyond and strategies to achieve them, and TD’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties - many of which are beyond TD’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in TD’s 2011 Annual Report and in the Third Quarter 2012 Report to Shareholders.

With regard to TD’s proposed acquisition of Target’s existing U.S. Visa and private label credit card portfolio and the seven year program agreement, there can be no assurance that TD will realize the anticipated benefits or results due to a variety of factors, including: inability to complete the acquisition in the timeframe anticipated, obtain regulatory approvals of the transaction, or satisfy other conditions to the transaction on the proposed terms and timeframe; difficulties or delays in integrating the acquired credit card portfolio or higher than anticipated costs to complete the integration; lower than anticipated rates of card usage or new account origination; lower than anticipated yields (finance charges/fees); interest rate exposure risk; and higher than expected rates of provisions for credit losses.

We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD’s results. For additional information, please see the “Risk Factors and Management” section of the 2011 MD&A.  TD’s material general economic assumptions are set out in TD’s 2011 Annual Report under the heading “Economic Summary and Outlook” and for each of the business segments under the heading “Business Outlook and Focus for 2012” and in TD’s Third Quarter 2012 Report to Shareholders under the headings “Business Outlook.”

All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and we caution readers not to place undue reliance on TD’s forward-looking statements.

Any forward-looking statements contained in this press release represent the views of management only as of the date hereof and are presented for the purpose of assisting TD’s shareholders and analysts in understanding TD’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

Return on assets as used in this press release is not a defined term under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

For further information:

Investors:

Rudy Sankovic
TD Bank Group
416-308-9030

Media:

Stephen Knight
TD Bank Group
416-983-5804